

Ridgeway
Petroleum Corp.



#82 - 1819


SEC MAIL PROCESSING
RECEIVED
JUN 09 2005
WASH, D.C. 183 SECTION

June 2,2005

United States Securities and Exchange Commission
Mail Stop 3-7
Office of International Corporate Finance
450 - 5th Street N.W.
Washington 20549 , D.C.

Dear Sir/Madam:

RE: RIDGEWAY PETROLEUM CORP. - #82-1819, formerly Brenwest Mining Limited

Enclosed for your files copies of our News Releases dated:

- **May 6,2005**
- **May 19, 2005**

Sincerely,

Christiane Koeksal
Office Manager
encl.

6/13

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com

Ridgeway Petroleum Corp.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2005

CONSOLIDATED BALANCE SHEET

	March 31 2005	December 31 2004
Assets		
Current assets		
Cash	$ 534,979	$ 22,286
Accounts receivable	3,865	3,032
Prepaid expenses and deposits	144,316	151,292
	683,160	176,610
Office furniture and equipment and automotive, at cost	172,586	172,586
Less: Accumulated depreciation (*Note 2)*	(124,979)	(122,288)
	47,607	50,298
Resource properties, net *(Note 3)*	41,130,092	40,841,853
	$ 41,860,859	$ 41,068,761
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 143,980	$ 237,561
Subscription proceeds received	801,862	-
Debenture *(Note 9)*	425,000	-
	1,370,842	237,561
Asset retirement obligation *(Notes 2 and 4)*	213,235	208,543
Future income tax liability *(Note 6)*	8,396,456	8,396,456
Shareholders' Equity		
Equity instruments (*Note 5)*	64,426,966	64,326,966
Contributed surplus *(Note 5)*	3,287,218	3,129,868
Deficit	(35,665,453)	(35,062,228)
Common shares acquired, at cost *(Note 5)*	(168,405)	(168,405)
	31,880,326	32,226,201
	$ 41,860,859	$ 41,068,761

Ability to continue operations (Note 1)

Approved by the Board "K. B. Sparks" **Director** "B. D. Lasker" **Director**

K. B. Sparks B. D. Lasker

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

	Quarter ended March 31 2005	2004
Revenues		
Interest and other income	145	957
	145	957
Expenses		
Accretion of asset retirement obligation (*Notes 2 and 4)*	4,692	4,982
Consulting fees	170,163	169,012
Depreciation and depletion	2,691	3,645
Foreign currency translation (gain)	1,800	(20,103)
Insurance	7,825	8,873
Interest and financing *(Note 9)*	36,334	-
Land management services	7,718	8,473
Legal	59,450	22,018
Office and equipment	36,930	34,442
Other	3,325	1,288
Promotion	3,232	19,846
Stock-based compensation *(Note 5)*	157,350	310,000
Transfer agent and stock exchange fees	18,245	7,922
Travel	7,386	4,236
Wages and salaries	86,229	88,097
	603,370	662,731
Loss for the period	(603,225)	(661,774)
Deficit, beginning of period	(35,062,228)	(32,883,687)
Deficit, end of period	$(35,665,453)	$(33,545,461)
Loss per share-Basic and diluted	$ (0.01)	$ (0.02)

CONSOLIDATED STATEMENT OF CASH FLOWS

	Quarter ended March 31 2005	2004
Cash (used in) provided by operating activities		
Net loss for the period	$ (603,225)	$ (661,774)
Items not affecting cash		
Accretion of asset retirement obligation	4,692	4,982
Stock-based compensation	157,350	310,000
Depreciation and depletion	2,691	3,645
	(438,492)	(343,147)
Asset retirement obligation settlement	-	(113,635)
Changes in non-cash working capital	1,288,028	(113,153)
Cash (used in) provided by operating activities	849,536	(569,935)
Cash provided by (used in) investing activities		
Property expenditures	(288,239)	(312,930)
Changes in non-cash working capital	(148,604)	-
Cash provided by (used in) investing activities	(436,843)	(312,930)
Cash provided by (used in) financing activities		
Issuance of equity instruments for cash, net of issue expenses	100,000	380,250
Cash provided by (used in) financing activities	100,000	380,250
Increase (decrease) in cash	512,693	(502,615)
Cash, beginning of period	22,286	1,550,968
Cash, end of period	$ 534,979	$ 1,048,353

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

1 Ability to continue operations

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico. The Company has spent approximately $41,292,000 to date in acquiring, exploring and developing the project. As disclosed in the Consolidated Statements of Operations and Deficit and Cash Flows respectively, the net loss for the quarter was $603,225 and the cash provided by operating activities was $849,536. Continuation of operations and realization of the capitalized cost of resource properties are dependent upon the Company obtaining long term contracts for carbon dioxide, constructing the appropriate facilities and obtaining additional external financing and achieving profitable operations. Management is focussed on the activities necessary to achieve these objectives including the holding of a number of meetings with key potential users of carbon dioxide for enhanced oil recovery purposes, primarily in California. The securing of long term contracts for carbon dioxide is the critical step in this process. If these contracts are not obtained, the Company may not be able to fully realize its assets.

An assumption underlying the preparation of financial statements in accordance with generally accepted accounting principles is that the enterprise will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future and do not reflect the adjustments that would otherwise be necessary if the going concern assumption was not appropriate. These financial statements have been prepared on the going concern assumption which, in the opinion of management, is appropriate.

The objectivity and integrity of data in these financial statements, including estimates and judgements relating to matters not concluded by quarter end, are the responsibility of management of the Company. In management's opinion, the financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company's accounting policies.

2 Summary of significant accounting policies

These financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimated.

Principles of consolidation
The consolidated financial statements of the Company include the accounts of Ridgeway Petroleum Corp. and its wholly-owned subsidiary Ridgeway Petroleum (Florida), Inc. ("RF").

The consolidated financial statements of RF include the results of its wholly-owned subsidiary, Arizona Resources Industries, Inc. and its wholly-owned subsidiaries, Ridgeway Arizona Oil Corp. and Ridgeway Industries, Inc.

Foreign currency translation
The operations of the Company's foreign subsidiaries are classified as fully integrated. Assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Expenses are translated at average exchange rates prevailing during the period with the exception of write-downs, which are translated at historical rates. Exchange gains or losses are included in earnings.

Depreciation
Office furniture and equipment are depreciated using the declining balance method at a rate of 20% per year. Automotive is depreciated using the declining balance method at a rate of 30% per year.

Revenue recognition
Revenue from the production of crude carbon dioxide is recognized at the time title passes to the purchaser.

Cash and cash equivalents
Cash and cash equivalents includes short-term investments with a maturity of three months or less when purchased.

Resource properties
Direct expenditures are initially capitalized, net of recoveries, and written off if no reserves are found. Other costs are expensed until development commences. Commencing July 1, 2002, these capitalized costs were being depleted using the unit of production method, based on the estimated volumes of gas to be produced during the twenty-year contract to provide crude carbon dioxide for a liquids plant located within the field until the plant ceased operations in July 2003. It is uncertain when the plant will resume operations. The carrying value of the Company's resource properties is subject to an annual assessment for potential impairment. Any impairment loss is the difference between the carrying value of the properties and its net recoverable amount (undiscounted).

Asset retirement obligation
The Company provides for asset retirement obligations. Liabilities are recognized for retirement obligations associated with tangible long-lived assets, such as well sites. The obligations are those for which the Company faces a legal obligation for settlement (or has made promissory estoppel). The initial measurement of the asset retirement obligation is at fair value, defined as "the price that an entity would have to pay a willing third party of comparable credit rating to assume the liability in a current transaction other than in a forced or liquidation sale." The asset retirement cost, equal to the estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Amortization of asset retirement costs are included in depletion expense on the consolidated statement of operations. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the consolidated statement of operations. Actual expenditures incurred are charged against the accumulated obligation.

Income taxes
Income taxes are recorded using the liability method of accounting. Under this method, future income tax liabilities are determined by applying the tax rate at the end of the accounting period to the temporary differences between the accounting and tax bases of the Company's assets and liabilities. The future benefit of current and past tax losses is

recognized whenever it is more likely than not that the Company will be able to generate sufficient future taxable income to utilize the tax losses before they expire.

Stock-based compensation

The Company periodically grants stock options to directors and employees of the Company. The Company records compensation expense in the Consolidated Financial Statements for stock options granted to directors and employees using the fair value method. Fair values are determined using the Black-Scholes option pricing model (see Note 5).

Per share data

The diluted per share information is calculated using the treasury stock method. The treasury stock method assumes the notional exercise of all in-the-money stock options and warrants and that all notional proceeds to the Company are used to repurchase the Company's common shares at the average market price during the period. No adjustment to diluted earnings per share is made if the result of this calculation is anti-dilutive. The weighted average number of shares outstanding during the year, which was used for purposes of the computation of per share data, was 41,174,000 (2003-37,574,700).

3 Resource properties

	March 31	
	2005	2004
Balance, beginning of period	**$40,841,853**	$38,389,475
Add: Expenditures	**288,239**	312,930
Balance, end of period	**$41,130,092**	$38,702,405

Resource property expenditures were incurred on the Company's Arizona and New Mexico leases. Of the expenditures, approximately $20 million comprise resource property costs which are without tax basis. The balance of the expenditures comprise primarily drilling costs and include approximately $5,761,000 of lease acquisition and rental costs (2003 - 5,124,000). Also included in resource property costs are asset retirement costs of $214,193 (2004--$130,261).

4 Asset retirement obligation

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of resource properties.

	March 31 2005	March 31 2004
Balance, beginning of period	$ 208,543	$ 218,461
Add: Accretion expense	4,692	4,982
Deduct: Liabilities settled	-	(113,635)
Balance, end of period	$ 213,235	$ 109,808

The total undiscounted amount of estimated cash flows required to settle the obligations is $903,896 (2004--$504,808), which has been discounted using a credit-adjusted risk free rate of 9%. Most of these obligations are not expected to be paid for many years in the future and will be funded from general Company resources at the time of retirement.

5 Equity instruments

(a) Authorized
25,000,000 preference shares of no par value
100,000,000 common shares of no par value

(b) Issued and outstanding

	March 31, 2005		March 31, 2004	
	Number	Amount	Number	Amount
Common shares				
Balance, beginning of period	41,175,855	$ 64,222,051	39,444,901	$ 62,255,279
Issued				
Warrants--cash	-	-	65,000	152,750
--assigned value		-		3,250
Bonus shares--Debenture (Note 9)	125,000	100,000		
Incentive stock options	-	-	130,000	227,500
Balance, end of period	41,300,855	64,322,051	39,639,901	62,638,779

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

Warrants				
Balance, beginning of period	**2,098,286**	**104,915**	943,332	47,167
Exercised	-	-	(65,000)	(3,250)
Expired	-	-	-	-
Balance, end of period	**2,098,286**	**104,915**	878,332	43,917
Total equity instruments		**$ 64,426,966**		$ 62,682,696

At March 31, 2005, common share purchase warrants to purchase 2,098,286 common shares at exercise prices ranging from $1.00 to $2.45 were outstanding. 1,617,332 of these warrants expire in 2005 and the balance expire in 2006. During the twelve months ended September 30, 2002, the Company acquired 85,200 of its common shares, pursuant to a normal course issuer bid, at a cost of $168,405.

(c) Stock options

The following tables summarize the information about currently exercisable stock options to purchase common shares at March 31, 2005:

	Stock Options	**Weighted Average Exercise Price**
Balance, beginning of period	4,015,000	$1.96
Granted	300,000	1.00
Cancelled	(100,000)	2.95
Expired	(100,000)	2.90
Balance, end of period	4,115,000	$1.84

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2005

Exercise Price ($)	Outstanding Stock Options	
	Number of Options	Weighted Average Remaining Contractual Life (Months)
1.00	1,645,000	31
1.00	300,000	59
2.45	1,745,000	16
2.95	100,000	2
3.00	75,000	3
3.30	250,000	10
	4,115,000	24.4

The following table summarizes the information about currently exercisable stock options to purchase common shares at March 31, 2004:

	Stock Options	Weighted Average Exercise Price
Balance, beginning of period	3,800,000	$2.31
Granted	250,000	3.30
Exercised	(130,000)	1.75
Expired	(365,000)	2.81
Balance, end of period	3,555,000	$2.35

As described in Note 2, the Company records stock-based compensation expense in the consolidated financial statements for stock options granted to directors and employees using the fair value method. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate--3.1%, expected lives (years)--3.0, expected volatility--0.724. The grant-date fair value of the options granted during the period ended March 31, 2005 was $0.52 per option.

6 Income taxes

At December 31, 2004, the Company and its subsidiaries had unrecognized non-capital losses and oil and gas tax deductions aggregating approximately $15.0 million (of which approximately $5.2 million relates to U.S. subsidiaries). The potential benefit of these losses has not been recognized in these financial statements. The Canadian non-capital losses of approximately $8.4. million expire over various years up to 2012; the losses of the U.S. subsidiaries are available to be utilized over the next twenty years, and the oil and gas tax deductions have unlimited carryforwards. Substantially all of the Company's future income tax liability is related to temporary differences between the accounting and tax bases of the Company's resource properties.

7 Segmented information

The Company operates in Canada and the United States and is engaged in the business of development of its helium and carbon dioxide project in eastern Arizona and western New Mexico.

For the quarter ended March 31, 2005, the Company had a net loss of $603,225. Approximately $143,796 of this net loss pertains to the U.S. operations.

		March 31, 2005	
	Canada	U.S.A.	Total
Office furniture and equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(62,811)	(62,168)	(124,979)
Resource properties	-	41,291,653	41,291,653
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	546,748	136,412	683,160
Total assets	$ 555,962	$ 41,304,897	$ 41,860,859
Capital expenditures	$ -	$ 288,239	$ 288,239

For the year ended December 31, 2004, the Company had a net loss of $2,178,541. Approximately $590,649 of this net loss and all of the production revenues pertain to the U.S. operations.

	December 31, 2004		
	Canada	**U.S.A.**	**Total**
Office furniture and equipment and automotive	$ 72,025	$ 100,561	$ 172,586
Less: Accumulated depreciation	(62,326)	(59,962)	(122,288)
Resource properties	-	41,003,414	41,003,414
Less: Accumulated depletion	-	(161,561)	(161,561)
Corporate assets	6,682	169,928	176,610
Total assets	$ 16,381	$ 41,052,380	$ 41,068,761
Capital expenditures	$ -	$ 2,368,446	$ 2,368,446

8 *Financial instruments*

The Company's financial assets and liabilities that are included in the consolidated balance sheet comprise cash, accounts receivable and current liabilities. The fair values of the financial assets and liabilities that are included in the consolidated balance sheet approximate their carrying amount.

9 *Debenture*

The Company has issued a $500,000 debenture bearing interest at 12% per annum with a maturity date of June 30, 2005. The debenture discount reflects the 125,000 bonus shares issued in connection with the placement having a deemed value of $100,000 which is being amortized over the four month term of the debenture. The amortized amount is included in interest and financing expenses.

10 *Comparative amounts*

Certain amounts relating to 2004 have been restated to conform with the presentation adopted in 2005.

11 Subsequent events

Subsequent to the quarter-end, the Company also announced that it had completed a private placement of 1,430,266 units at a price of $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprised one share of the Company and one quarter of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

The Company also announced that it had completed a 760,872 unit private placement at $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprised one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

The Company also announced the grant of 400,000 incentive stock options entitling the purchase, for a period of five years, of up to 400,000 shares of the Company at a price of $1.05 per share.

The Company has been notified by Reliant Holdings, Ltd. of their intent to arbitrate a contractual dispute between the two organizations pursuant to which Reliant is claiming unliquidated damages. The Company believes this claim is without merit and has instructed its U.S. counsel to vigorously defend the matter.

Auditor review of interim financial statements

These Interim Consolidated Financial Statements have NOT been reviewed by an auditor.

Form 52-109FT2-Certification of Interim Filings during Transition Period

I, B. D. Lasker, President of Ridgeway Petroleum Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 26, 2005

Signature: "Barry D. Lasker"

Title: President

Form 52-109FT2-Certification of Interim Filings during Transition Period

I, J. B. Petrie, Chief Financial Officer of Ridgeway Petroleum Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Ridgeway Petroleum Corp. (the "issuer") for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Date: May 26, 2005

Signature: "J. Bruce Petrie"

Title: Chief Financial Officer

Ridgeway Petroleum Corp.

FORM 51-102F1

MANAGEMENT'S DISCUSSION & ANALYSIS

QUARTER ENDED MARCH 31, 2005

May, 2005

Overview

Ridgeway Petroleum Corp. ("Ridgeway" or the "Company") is principally engaged in the business of development of its helium and carbon dioxide ("CO_2") project (the "St. Johns Helium/CO_2 Project") in eastern Arizona and western New Mexico. The Company has spent approximately $41,003,400 to date in acquiring, exploring and developing the St. Johns Helium/CO_2 Project. The Company currently owns a 100% working interest in leases covering approximately 242,000 acres.

Pursuant to the normal course issuer bid announced in September 2001, the Company purchased 85,200 of its common shares at a cost of $168,405 during the following twelve-month period. All shares purchased by the Company are being held by the Company to be dealt with at a later date.

General-Financial

Management's Discussion and Analysis relating to the consolidated financial statements for the quarter ended March 31, 2005 and 2004 follows. All financial data contained herein has been prepared in accordance with Canadian generally accepted accounting principles. The reporting currency is the Canadian dollar.

Since early 1997, the Company has completed a number of financings for gross proceeds of approximately $36.0 million including proceeds from the subsequent exercise of common share purchase warrants issued in conjunction with such financings. In addition, a further $2.3 million has raised through the exercise of incentive stock options.

To date, Ridgeway has expended most of the proceeds on the drilling of nineteen exploratory and delineation wells, including coring, casing, drill stem testing, completions and production testing as well as lease acquisition and maintenance and the completion of feasibility studies and resource evaluations regarding development of a commercial project.

The results of these activities have established that the Company's St. Johns Helium/CO_2 Project has significant gas in place and is a world class asset.

In the first quarter of 2003, the Company signed a fifteen year take or pay contract with Air Liquide for the purchase of Ridgeway's helium once in production.

The Company is presently embarking on a number of initiatives with the overall objective of developing a sustainable cash flow that will initially be sufficient to cover lease rentals and corporate overhead.

The Company's key strategic goal for 2005/2006 is for the Company to become cash flow positive. With this in mind, the Board, in principle, has approved the design, construction and implementation of a helium and CO_2 plant with productive capacity of 25 million cubic feet of raw gas per day. The production from this plant will allow the Company to gain extensive data regarding well deliverability, gas composition and pressures while, at the same time, providing sufficient cash flow to cover expenses and corporate overhead.

A key long term goal is the securing of gas contracts for the purchase of CO_2 in the enhanced oil recovery arena, which the Company is actively pursuing. The Company has held meetings with a number of the key potential users of CO_2 with the objective of discussing their current and long-term needs. Recent meetings with several parties have been encouraging reflecting the positive outlook for oil prices.

The Project contemplates the development of the field including the drilling of additional wells, adding any necessary field compression and installing gathering pipelines, the construction and operation of the helium processing plant and related facilities and construction and operation of a CO_2 pipeline to customers in the Permian Basin of West Texas and in California.

In April 2004, the Company announced that the drilling related to its development /appraisal project was scheduled to commence. The development/appraisal project was to consist of drilling and completing a number of wells to establish more statistically persuasive data for gas composition, average well flow by zone, optimal drilling and completion procedures, and provide additional wells for delivery of crude CO_2 to the Reliant Processing Ltd. liquids plant located within the Project field.

In May 2004, the Company announced the completion of drilling of the 11-18 helium/CO_2 well in Apache County, Arizona.

In June 2004, the Company announced the initial test results of the lowermost zone in the 11-18 well. A gas compositional analysis of two samples acquired from the well reported the deepest known productive zone in the field, the Granite Wash, has a helium content of approximately 0.575 percent. These results are significantly higher than the helium composition in either of the previous two wells tested in this zone. The 10-22 well, located some eight miles to the south, tested a helium content ranging from 0.1 to 0.15 percent while the 9-21 well, located approximately 14 miles to the southeast, tested 0.138% in the same zone.

Subsequently, the Company tested one of the newly discovered and recently announced two zones above the Granite Wash, now called the Middle and Upper Granite Wash, respectively. A gas composition analysis of two samples reported that the newly discovered zone, the Middle Granite Wash, had a helium content of approximately 0.51 percent.

The upper two zones, the Amos Wash and the Fort Apache, have shown a helium content averaging 0.6 percent in earlier testing.

In a preliminary Granite Wash reservoir geological evaluation by George L. Scott III, a consulting geologist based in Roswell, New Mexico, it is estimated that the additional helium in place could exceed 50 billion cubic feet. This is as a result of the well's confirmation of better reservoir quality moving northwest in the field, with higher porosity and net thickness than suggested by earlier mapped trends, which incorrectly projected a thinning of net reservoir porosity. The 11-18 well data suggests that additional Granite Wash formation Helium/CO_2 gas

accumulations are stratigraphically feasible over an additional 10,000 acres within the northwestern half of the Company's St. Johns field.

An independent engineering report, prepared by William M. Cobb and Associates, Inc. in 1999, contained an estimate of 64 billion cubic feet of helium in place for the Amos Wash and the Fort Apache only. The Company notes however that these gas volume estimates are not for proven reserves and it is uncertain what portion of the gas in place can be economically recovered.

Technical difficulties and a shortage of readily available oilfield equipment have hampered the further testing of this well, particularly in the lowermost zone. While the problems are not insurmountable, it was determined that it would take a great deal of time and effort to resolve the issues. Notwithstanding the problems, the initial results were positive and the confirmation of flow potential would need to be resolved at a later time. This was the first of three planned wells, however due to the tight rig service sector at the time and some extensive drilling and completion complications the 11-18 well cost significantly more than had been anticipated. Of initial concern was the fact that we had water production from the Raven zone, a thin, highly porous, interval between the two main gas productive intervals. The production of water at this interval rendered the initial drilling design less than ideal and created complications with the planned completion procedures at this location. This new data, combined with the cost overruns that occurred, required the Company to revisit the drilling and completions procedure used on this well and in order to preserve our available capital resources we decided not to proceed with the drilling of further wells at that time. While we were disappointed with the water production from the Raven interval and the potential loss of some reserves we are pleased with the geological outcome of the well. The increase in reservoir thickness and helium content within the lower Granite Wash at this location has the potential to offset any losses mentioned previously and potentially add to the overall size of the St. Johns resource.

Previously, the Company had anticipated that Reliant Processing would achieve their projected volume target of 500 liquid tons of CO_2 per day over the next eighteen months from their liquids plant. However, as the plant has been shut down since July 2003 while Reliant determined how to modify their processing facilities to deal with a non-CO_2 element, it is now uncertain as to when volumes of this magnitude will be achieved. Subsequent to the quarter end, the Company was notified by Reliant of their intent to arbitrate a contractual dispute between the two organizations pursuant to which Reliant is claiming unliquidated damages. The Company believes this claim is without merit and has instructed its U.S. counsel to vigorously defend the matter.

In February 2005, the Board of Directors of the Company announced the appointment of Barry D. Lasker as President and CEO effective immediately. Mr. Lasker is located in Houston, Texas where a new office has been established. Mr. Lasker replaced Walter B. Ruck, who announced his intended resignation as President in December 2004 pending appointment of his successor. Mr. Ruck was the founding shareholder of the Company in 1980 and remains as Director and Chairman of the Board. Mr. Lasker is also serving as a Director of the Board.

The initial task of Mr. Lasker was the development of a business plan that will deliver both short term and long term growth. The Board of Directors approved the plan in mid-April. It is anticipated that the Company will embark upon a number of initiatives including the continuation of the drilling program that will collect the critical production, composition and volume data and possibly provide the basis for a small-scale gaseous helium plant. The objective is to develop a sustainable cash flow that will initially cover lease rentals and corporate overhead.

On a Corporate level, a review of the internal processes, needs and manpower requirements is underway to enable the Company to become more cost efficient.

On a shareholder relations level, several initiatives are being considered that will hopefully get the Company and its asset out to the mainstream investors throughout North America. It is the intention to start several road shows to potential investor groups and present the Company at several upcoming investor seminars and small capital company conferences.

While continuing to develop the Project, the Company's objective is to maximize the value of the asset and thereby create value for our shareholders. As part of this process, in September 2003, the Company retained the investment banking firm of Petrie Parkman & Co. (Houston, Denver, London England) to render financial, valuation and other investment firm services to the Company. Since that time, the Company has been working very closely with Petrie Parkman in assessing a number of alternatives. Several potential transaction candidates have been identified and a number of meetings have been held in this regard. This ongoing process is extremely time consuming recognizing both the complexity and size of our Project.

Liquidity and Capital Resources

At March 31, 2005, the Company had a working capital deficiency of $687,682.

Ridgeway has demonstrated the ability to raise the necessary capital, as it is required. As the Company does not believe its current share price reflects the value of the Company, each recent financing has been relatively modest in order to minimize the impact of the dilution on existing shareholders.

The Company has spent sufficient funds to establish size and value of the St. Johns Helium/CO_2 Project. The Company's main financial objective is to have adequate funds available to maintain the lease position and to pay the general and administrative expenses while efforts continue to maximize the value of this asset.

The Company will continue to require additional funds. Ridgeway believes that it has access to sufficient equity capital to maintain the asset during this period. In addition, there are common share purchase warrants and incentive stock options outstanding, which when exercised, could provide funds of approximately $10.9 million.

To date, all of the Company's fundings have been done in Canadian dollars. However, as the Company's major asset is located in the United States, the majority of its operations are conducted in U.S. dollars. This has resulted in the Company being exposed to the impact of a fluctuating Canadian dollar. Ultimately, it is the Company's objective to obtain U.S. funding and thereby reduce the foreign exchange exposure.

The Company has raised approximately $2.0 million to date in 2005 through a combination of the exercise of common share purchase warrants and private placements.

In the first quarter of 2005, the Company completed a debenture placement of $500,000. The debenture bears interest at 12% per annum and is for a term of four months. In addition, 125,000 shares of the Company were issued to the lender that are subject to a four-month hold period. In the second quarter, the Company repaid the debenture, prior to its maturity, from the proceeds of a private placement.

In the second quarter of 2005, the Company completed a 1,430,266 unit private placement at $0.80 per unit for aggregate proceeds of approximately $1,144,213. Each unit comprised one share of the company and one quarter non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.00 per share for one year from the date of the closing of the private placement.

Also in the second quarter of 2005, the Company completed another private placement of 760,872 units at a price of $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprised one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement.

Results of Operations
Quarter Ended March 31, 2005 and 2004

The Company incurred a net loss of $603,225 for the quarter ended March 31, 2005 compared to a net loss of $661,774 during the same period in 2004.

While the loss for each period is essentially the same, there are a number of other factors which essentially are offsetting.

On the positive side, there are reductions in the expenses of stock-based compensation and promotion. As noted above, the focus during the first quarter was the development of a business plan that resulted in a curtailment of promotion activities.

Adversely impacting the current quarter was an increase in the expenses of interest and financing, legal and transfer agent and stock exchange fees. Interest and financing includes the costs related to the debenture financing in the quarter. Legal includes fees related to the financings as well as contractual reviews. Transfer agent and stock exchange fees also includes fees related to the financings.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars.

Further losses will be incurred during this development stage of the St. Johns Helium/CO_2 Project. Profitability will not occur until the Project is further developed and Helium and/or CO_2 is flowing to markets.

Resource property expenditures were $288,239 in 2005 compared to $312,930 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Results of Operations
Quarter Ended March 31, 2004 and 2003

The Company incurred a net loss of $661,774 for the quarter ended March 31, 2004 compared to a net loss of $352,040 during the same period in 2003.

The primary reason for the increase in the loss in 2004 relates to the stock-based compensation expense of $310,000 reflecting the grant of stock options in this quarter.

There are a number of other factors which essentially are offsetting.

Adversely impacting the current quarter is the shut down of the liquids plant described above along with a corresponding reduction in depletion expense. The increase in other professional expense reflects, in part, the retention of Petrie Parkman & Co., an investment banking firm also described above.

On the positive side, there are reductions in the expenses of legal, travel, promotion and wages and salaries. In 2003, the increase in promotion and travel reflected the Company's efforts to raise the profile of the Ridgeway, broaden the shareholder base and facilitate the raising of additional capital. These activities included a number of meetings and presentations to the investment community in both Europe and the United States. In 2003, legal included fees related to contractual negotiations as well as private placements. The decrease in wages and salaries reflected a reduction in staffing levels.

An additional factor influencing the results for both periods is the continued fluctuation of the Canadian dollar relative to the United States dollar. Over one half of the operating expenses and virtually all of the capital expenditures are paid in United States dollars which to date have been funded in Canadian dollars. For the first time in several years, the Canadian dollar has continued to strengthen rather than weaken on a period over period basis.

Resource property expenditures were $312,930 in the period 2004 compared to $345,256 in the prior period, all of which were attributable to the St. Johns Helium/CO_2 Project.

Quarterly financial data for each of the eight most recently completed quarters is provided below. Variations from quarter to quarter primarily reflect stock-based compensation expenses for the grant of stock options.

	2005 First	2004 Fourth	2004 Third	2004 Second	2004 First	2003 Fourth	2003 Third	2003 Second
Revenues	$145	$8,969	$599	$100,351	$957	$893	$1,917	$45,642
Loss before discontinued items	$603,225	$818,362	$391,781	$306,624	$661,774	$390,135	$1,611,006	$389,014
Loss per common share	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01
Loss per fully diluted common share	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01
Net loss	$603,225	$818,362	$391,781	$306,624	$661,774	$390,135	$1,611,006	$389,014
Net loss per common share	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01
Net loss per fully diluted common share	$0.01	$0.01	$0.01	$0.01	$0.02	$0.01	$0.04	$0.01

Additional information related to Ridgeway is on SEDAR at www.sedar.com.

Outstanding Share Data
The following outstanding share data is as of May 25, 2005.

Share Capital

Authorized capital	
Preference Shares	25,000,000
Common Shares	100,000,000
Issued and outstanding	
Preference Shares	1,000
Common Shares	43,501,993

Warrants Outstanding

Number of Share Purchase Warrants	Exercise Price	Expiry Date
89,500	$2.25	June 17, 2005
403,332	$2.45	September 5, 2005
480,954	$2.00	July 24, 2006
1,009,000	$1.00	November 7, 2005
357,566	$1.00	April 14, 2006
570,654	$1.30	May 4, 2006

Options Outstanding

Number of Options	Exercise Price	Expiry Date
1,745,000	$2.45	August 11, 2006
1,645,000	$1.00	November 2, 2007
300,000	$1.00	February 21, 2010
400,000	$1.05	April 21, 2010

Potential Risks and Uncertainties

The resource industry is highly competitive and, in addition, exposes the Company to a number of risks. Resource exploration and development involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. It is also highly capital intensive and the ability to complete a development project may be dependent on the Company's ability to raise additional capital. In certain cases, this may be achieved only through joint ventures or other relationships, which would reduce the Company's ownership interest in the project. There is no assurance that development operations will prove successful.

In addition to the risks and uncertainties identified above, this Management's Discussion and Analysis contains several forward-looking statements, which are also subject to unknown and uncertain risks, uncertainties and other factors that could cause actual results to differ materially from any future results expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and should be aware the Company is under no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.



Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY PETROLEUM CLOSES PRIVATE PLACEMENT

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, May 6, 2005--Ridgeway Petroleum Corp. (the "Company") has closed the previously announced private placement of 760,872 units at a price of $1.15 per unit for aggregate proceeds of approximately $875,000. Each unit comprises one share of the Company and three quarters of one whole non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase one additional share of the Company at a price of $1.30 per share for one year from the date of the closing of the private placement. The units are subject to a four-month hold period expiring on September 5, 2005.

For more information, please contact Don Currie, toll-free 1-888-990-3551 or visit our Website at www.ridgewaypetroleum.com.

ON BEHALF OF THE BOARD OF DIRECTORS

FOR

Barry D. Lasker, President

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com



Ridgeway
Petroleum Corp.

NEWS RELEASE

RIDGEWAY PETROLEUM NOTIFIED OF ARBITRATION

Listed: TSX Venture Exchange (Symbol: RGW)

CALGARY, May 19, 2005--Ridgeway Petroleum Corp. (the "Company") has been notified by Reliant Holdings, Ltd. of their intent to arbitrate a contractual dispute between the two organizations pursuant to which Reliant is claiming unliquidated damages.

At this time, the Company is reviewing this claim with its U.S. counsel.

ON BEHALF OF THE BOARD OF DIRECTORS

FOR 

Barry D. Lasker, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

1080, 700 – 4th Avenue SW
Calgary, Alberta T2P 3J4

Tel: 403 266 6362
Fax: 403 262 5294
Toll-Free: 1 800 347 0294

e-mail: rgwpet@telusplanet.net
www.ridgewaypetroleum.com